Docebo Inc. Announces CFO Transition No Change to Outlook TORONTO--(BUSINESS WIRE)--January 2, 2025--Docebo Inc. (NASDAQ: DCBO; TSX: DCBO) (“Docebo” or the “Company”) today announced that Sukaran Mehta will be stepping down from his role as Chief Financial Officer to accept an undisclosed leadership role in a private equity portfolio company outside of the learning and education technology industries. Mr. Mehta will continue to serve in his current role through February 28, 2025 to ensure an orderly transition as the board conducts a search to identify a successor that will include both internal and external candidates. Upon Mr. Mehta’s departure, Brandon Farber, Senior Vice President – Finance will serve as Interim Chief Financial Officer. Alessio Artuffo, President & CEO stated, “On behalf of Docebo’s executive leadership team and board, I would like to thank Sukaran for his over five years of service and many contributions to Docebo, particularly in the areas of driving growth and improving our profitability and free cash flow profiles. He has been a trusted partner and we wish him great success in his new role.” He added, “We are excited about the momentum Docebo is generating as we further establish Docebo as a ‘global leader in AI-powered learning solutions’ used by enterprises for their end- to-end learning needs. Our capital structure is strong, we have an excellent foundation upon which to grow and we are very excited about the opportunity ahead.” Mr. Mehta commented, “I want to thank Alessio and the board for the opportunity to play a role in Docebo becoming a global learning industry leader. I am incredibly proud of all that has been accomplished and am confident that the team is positioned for even greater success in the days ahead.” Mr. Mehta’s departure is not due to any disagreement with the Company or the board regarding its operating performance, financial results, accounting principles, practices or financial statement disclosures. Additionally, there are no changes to Docebo’s outlook as previously issued in its Q3 earnings report on November 8, 2024. Docebo expects to report its Q4 results before the market opens on February 28, 2025. Forward-Looking Information This news release may contain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws, including, without limitation, statements regarding the CFO transition, the Company’s positioning for future growth and success and the Company’s expectations regarding its Q4 results. This forward-looking information is based on our opinions, estimates and assumptions that, while considered by the Company to be appropriate and reasonable as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, those factors discussed in greater detail under the “Risk Factors” section in our Annual Information Form, available free of charge under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, and should be considered carefully by prospective investors. If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this press release represents our expectations as of the date specified herein and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward- looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws. All of the forward-looking information contained in this press release is expressly qualified by the foregoing cautionary statements. About Docebo Docebo is redefining the way enterprises leverage technology to create and manage content, deliver training, and measure the business impact of their learning programs. With Docebo’s end-to-end learning platform, organizations worldwide are equipped to deliver scaled, personalized learning across all their audiences and use cases, driving growth and powering their business. Contacts For further information, please contact: Mike McCarthy Vice President – Investor Relations (214) 830-0641 mike.mccarthy@docebo.com